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                                                                       EXHIBIT 4

                             [BANK ONE LETTERHEAD]


June 27, 2001


PJ Acquisition Corp.
2300 Resource Drive
Birmingham, AL 35242

Attn.: Mr. Douglas Stephens

Dear Doug:

Reference is hereby made to the Commitment Letter dated May 24, 2001, from Bank One, Kentucky, NA to PJ Acquisition Corp. (Borrower) in the aggregate principal amount of $30,000,000.00 to finance the Borrower's general working capital needs as well as to finance certain capital expenditures and certain other extraordinary transactions that the Borrower may undertake in the future.

This letter hereby extends the date to execute definitive Loan Documents from July 20, 2001 to September 30, 2001.

Please do not hesitate to contact me if additional assistance is needed.

Sincerely,

  /s/ Thelma B. Ferguson

Thelma B. Ferguson
First Vice President